February 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kevin Stertzel

Re:

Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 8, 2021

File No. 001-34756

Response Letter Dated April 27, 2021

Dear Mr. Stertzel:

On behalf of Tesla, Inc. (“Tesla,” “us,” “we” or “our”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 23, 2021, relating to the above-referenced filing. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Financial Statements

Consolidated Statements of Operations, page 55

We note your response in your letter dated April 27, 2021 to our prior comment. You disclose that you earn tradeable credits in the operation of your business for zero-emission vehicles, greenhouse gas, fuel economy and clean fuel. It appears the sales of regulatory credits may be a revenue stream that is distinct from your automotive sales and appears to have a material impact on your consolidated gross margin, automotive sales gross margin and net income. As such, it continues to be unclear why you have chosen to include regulatory credit sales in your presentation of automotive sales on the face of your financial statements and automotive gross margin disclosed outside your financial statements. Please address the following items regarding your sales of regulatory credits:

•

In your response to our comment you state that you “have chosen to combine regulatory credit sales in the “Automotive sales” financial statement line item because: The regulatory credit sales included in the automotive sales revenue line item relate solely to, and are the direct outcome of, the production and sale of our new vehicles”. Please provide us with a fulsome analysis that supports your choice to present the sale of regulatory credits within the Automotive sales line item.

Specifically address and compare and contrast automotive sales and the sale of regulatory credits. Without limitation, address the nature of the underlying item sold, the timing of when the item is available for internal use and/ to be sold to a third party and the conditions and timing of when you recognize the sale.

•

Please quantify for us your sales of other regulatory credits or incentives (e.g. Solar/renewable energy) not included in your Automotive Sales line item of your Statement of Operations. In addition, clarify for us where sales of non-automotive credits and incentives are presented in the Statement of Operations. Without limitation, specifically address the Governmental Programs, Incentives and Regulations noted in your disclosures on page 9 and page 73.

•

In future filings, expand your Results of Operations in MD&A to separately address the impact the sale of all regulatory credits and incentives had on your gross profit and net income. You should emphasize that the sales of regulatory credits have no associated cost and the timing of such sales is not necessarily correlated to the actual sales of automobiles.

We respectfully advise the Staff, that we evaluate our revenues for separate presentation on the face of our consolidated statements of operations in accordance with Rule 5-03 of Regulation S-X, Statements of comprehensive income. We further augment our previous response as follows:

The sale of these automotive regulatory credits relates solely to the production and sale of our new vehicles and are the direct result of our automotive business operations. We describe such sales revenues in our Form 10-K for the year ended December 31, 2020 (the “Form 10-K”) disclosures as included beginning in Item 1, Business, which states, “The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits,” on p. 4. We further describe them in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations as excerpted in our previous response and included below and within footnote 2 to our consolidated financial statements.

As we produce and sell new vehicles, we benefit from the various regulatory programs which have been put in place to incentivize the production and sale of electric vehicles. The regulatory credit revenues represent the sales of assets specifically related to our automotive business and have negligible incremental costs to Tesla. As they are directly related to our new vehicle production and sales, we monetize them proactively as new vehicles are sold through standing arrangements with buyers of such credits, and typically as close as possible to the production and delivery of vehicles or changes in regulation. We are extremely transparent about the impact of such credits on our results and have chosen to separately present the automotive regulatory credits despite the amounts consistently being less than 10% of our total revenues for any of the periods presented in our Form 10-K. As we filed our Form 10-K for the year ended December 31, 2021 on February 4, 2022, we have included the updated disclosures for fiscal year 2021 as well.

The other non-automotive regulatory credits are not separately presented in our consolidated financial statements or footnotes for any periods included in our Form 10-K, as they are not material to our consolidated financial statements and they do not impact our automotive revenues or gross margins as disclosed. The sales of these credits and incentives, to the extent applicable, are generated from our energy generation and storage segment and therefore are recognized in our “Revenues—Energy Generation and Storage” financial statement line item on our Consolidated Statements of Operations and are related to solar energy generation and storage products sold or leased to customers, which distinguish them from our automotive regulatory credits. The credits and incentives represented approximately 5%, 7%, 4% and 3% of our total energy generation and storage revenues for fiscal years ended December 31, 2018, 2019, 2020 and 2021, respectively. Per Rule 5-03 of Regulation S-X, because the sales of non-automotive regulatory credits do not exceed the 10% threshold and the relative significance of the revenues, we combine these revenues into the “Energy Generation and Storage” financial statement line item.

The summary of the revenue by source as included in our disclosures in footnote 2 is as follows (Dollars in millions):1

	Year Ended December 31,
	2021	2020	2019	2018[1]

Automotive sales without resale value guarantee	$43,186	$24,053	$19,212	$15,810
Automotive sales with resale value guarantee	939	551	146	1,403
Automotive regulatory credits	1,465	1,580	594	419
Energy generation and storage sales	2,279	1,477	1,000	1,056
Services and other	3,802	2,306	2,226	1,391

Total revenues from sales and services	51,671	29,967	23,178	20,079
Automotive leasing	1,642	1,052	869	883
Energy generation and storage leasing	510	517	531	499

Total revenues	$53,823	$31,536	$24,578	$21,461

The following information is not included in footnote 2 and has been added for the purpose of discussion in this letter.
Total automotive sales revenue	$45,590	$26,184	$19,952	$17,632
Automotive regulatory credits as a % of automotive sales revenue	3%	6%	3%	2%
Automotive regulatory credits as a % of total revenues	3%	5%	2%	2%
Total energy generation and storage revenue	$2,789	$1,994	$1,531	$1,555
Energy generation and storage regulatory credits as a % of energy generation and storage revenue	3%	4%	7%	5%

[1]	The year ended December 31, 2018 is included for reference and no changes to the previously filed financial statements through the year ended December 31, 2020 are considered necessary.

As previously discussed in our response letter dated April 27, 2021, the amount of automotive regulatory credit revenues and the relative percentages of automotive sales and total revenue they represent are shown in the table above. As requested by the Staff, we have also quantified above the percentages of energy generation and storage regulatory credit revenue. As we have observed in 2021 sales of automotive regulatory credits declined, both as a percentage of automotive revenues and in total value. We expect this trend to continue as our volumes grow and other automotive manufacturers begin to enter the market for electric vehicles.

To provide further clarity within our financial statements, we have augmented our financial statements within our Consolidated Statements of Operations as follows.

Tesla, Inc.

Consolidated Statements of Operations

(in millions, except per share data)

	Year Ended December 31,
	2021	2020	2019
Revenues
Automotive sales	$44,125	$24,604	$19,358
Automotive regulatory credits	1,465	1,580	594
Automotive leasing	1,642	1,052	869

Total automotive revenues	47,232	27,236	20,821
Energy generation and storage	2,789	1,994	1,531
Services and other	3,802	2,306	2,226

Total revenues	53,823	31,536	24,578

In addition, we will make conforming changes to Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations and we have included the following updates within footnote 2 to our Consolidated Financial Statements for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

Automotive Regulatory Credits

We earn tradable credits in the operation of our automotive business under various regulations related to zero-emission vehicles, greenhouse gas, fuel economy and clean fuel. We sell these credits to other regulated entities who can use the credits to comply with emission standards and other regulatory requirements.

Payments for automotive regulatory credits are typically received at the point control transfers to the customer, or in accordance with payment terms customary to the business. We recognize revenue on the sale of automotive regulatory credits, which have negligible incremental costs associated with them, at the time control of the regulatory credits is transferred to the purchasing party ~~as automotive sales revenue in the consolidated statements of operations~~. Revenue from the sale of automotive regulatory credits totaled $1.58 billion, $594 million and $419 million for the years ended December 31, 2020, 2019 and 2018, respectively. Deferred revenue related to sales of automotive regulatory credits was $21 million and $140 million as of December 31, 2020 and 2019, respectively. We expect to recognize the majority of the deferred revenue as of December 31, 2020 in the next 12 months.

The items included in our disclosures on pages 9 through 10 and 73 are various forms of incentives we obtain through the operations of our business. The following incentives are recognized as an offset to related costs, whether directly incurred and recognized as expense, are recorded against the related costs of other assets of Tesla, or are reflected in the income tax provision, as applicable and therefore do not affect our recorded revenues:

•	California Alternative Energy and Advanced Transportation Financing Authority Tax Incentives

•	Gigafactory Nevada–Nevada Tax Incentives

•	Gigafactory New York–New York State Investment and Lease

•	Gigafactory Shanghai–Land Use Rights and Economic Benefits

•	Gigafactory Texas – Tax Incentives

•	Nevada Tax Incentives (same as bullet two above)

•	Gigafactory Texas Tax Incentives (same as bullet five above)

The other items are specifically covered in our discussion above and, as noted, include the following which were (in part) reflected as revenues with the financial statement line item indicated parenthetically:

•	Regulatory Credits (Revenues – Automotive sales now Automotive regulatory credits, reflected in Automotive regulatory credits revenues)

•	Energy Storage System Incentives (Revenues – Energy generation and storage)[2]

•	Solar Energy System Incentives (Revenues – Energy generation and storage)[2]

•	Solar Renewable Energy Credits (Revenues – Energy generation and storage)

All items indicated are immaterial to the respective revenue sources for separate presentation and are included in the amounts detailed above.

In filings related to periods subsequent to fiscal year 2020 we have and will continue to expand our discussion in the Business and MD&A sections of each respective Form 10-K, as included below in italicized, bold type to separately address the impact of material regulatory credits and incentives as indicated by the proposed added underlined text below:

Programs and Incentives

California Alternative Energy and Advanced Transportation Financing Authority Tax Incentives

We have agreements with the California Alternative Energy and Advanced Transportation Financing Authority that provide multi-year sales tax exclusions on purchases of manufacturing equipment that will be used for specific purposes, including the expansion and ongoing development of electric vehicles and powertrain production in California, thus reducing our cost basis in the related assets in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Gigafactory Nevada—Nevada Tax Incentives

In connection with the construction of Gigafactory Nevada, we entered into agreements with the State of Nevada and Storey County in Nevada that provide abatements for specified taxes, discounts to the base tariff energy rates and transferable tax credits in consideration of capital investment and hiring targets that were met at Gigafactory Nevada. These incentives are available until June 2024 or June 2034, depending on the incentive and primarily offset related costs in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Gigafactory New York—New York State Investment and Lease

We have a lease through the Research Foundation for the State University of New York (the “SUNY Foundation”) with respect to Gigafactory New York. Under the lease and a related research and development agreement, we are continuing to designate further buildouts at the facility. We are required to comply with certain covenants, including hiring and cumulative investment targets. This incentive offsets the related lease costs of the facility in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Gigafactory Shanghai—Land Use Rights and Economic Benefits

We have an agreement with the local government of Shanghai for land use rights at Gigafactory Shanghai. Under the terms of the arrangement, we are required to meet a cumulative capital expenditure target and an annual tax revenue target starting at the end of 2023. In addition, the Shanghai government has granted our Gigafactory Shanghai subsidiary certain incentives to be used in connection with eligible capital investments at Gigafactory Shanghai. These incentives offset the related costs of our facilities in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Finally, the Shanghai government granted a beneficial corporate income tax rate of 15% to certain eligible enterprises, which is lower than the 25% statutory corporate income tax rate in China. Our Gigafactory Shanghai subsidiary was granted this lower rate for 2019 through 2023. This lower tax rate reduces the income tax provision in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

[2]

The tax credits discussed in our Form 10-K for solar energy systems and energy storage systems are generally benefits received directly by our customers and, as such, do not have any accounting impact to Tesla.

Gigafactory Texas – Tax Incentives

In connection with the construction of Gigafactory Texas, we entered into a 20-year agreement with Travis County in Texas pursuant to which we would receive grant funding equal to 70-80% of property taxes paid by us to Travis County and a separate 10-year agreement with the Del Valle Independent School District in Texas pursuant to which a portion of the taxable value of our property would be capped at a specified amount, in each case subject to our meeting certain minimum economic development metrics through our construction and operations at Gigafactory Texas. These incentives will offset the related costs in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Automotive Regulatory Credits

We earn tradable credits in the operation of our business under various regulations related to zero-emission vehicles (“ZEVs”), greenhouse gas, fuel economy~~, renewable energy~~ and clean fuel. We sell these credits to other regulated entities who can use the credits to comply with emission standards~~, renewable energy procurement standards~~ and other regulatory requirements. Sales of these credits are recognized within automotive regulatory credits revenue in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Energy Storage System Incentives and Policies

While the regulatory regime for energy storage projects is still under development, there are various policies, incentives and financial mechanisms at the federal, state and local levels that support the adoption of energy storage.

For example, energy storage systems that are charged using solar energy may be eligible for the solar energy-related U.S. federal tax credits described below. The Federal Energy Regulatory Commission (“FERC”) has also taken steps to enable the participation of energy storage in wholesale energy markets. In addition, California and a number of other states have adopted procurement targets for energy storage, and behind-the-meter energy storage systems qualify for funding under the California Self Generation Incentive Program. Our customers primarily benefit directly under these programs. In certain instances our customers may transfer such credits to us as contract consideration. In such transactions they are included as a component of energy generation and storage revenues in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Solar Energy System Incentives and Policies

U.S. federal, state and local governments have established various policies, incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives include tax credits, cash grants, tax abatements and rebates.

In particular, Sections 48 and 25D of the U.S. Internal Revenue Code currently provide a tax credit of 26% of qualified commercial or residential expenditures for solar energy systems, which may be claimed by our customers for systems they purchase, or by us for arrangements where we own the systems. These tax credits are primarily for the direct benefit of our customers and are currently scheduled to decline and/or expire in 2023 and beyond.

Results of Operations

Revenues

Automotive & Services and Other Segment

Automotive sales revenue includes revenues related to cash deliveries of new Model S, Model X, Model 3 and Model Y vehicles, including access to our Supercharger network, internet connectivity, FSD features and over-the-air software updates~~, as well as sales of regulatory credits to other automotive manufacturers~~. Cash deliveries are vehicles that are not subject to lease accounting. ~~Our revenue from regulatory credits fluctuates depending on when a contract is executed with a buyer and when the credits are delivered~~.

Automotive regulatory credits includes sales of regulatory credits to other automotive manufacturers. Our revenue from automotive regulatory credits is directly related to our new vehicle production, sales and pricing negotiated with our customers. We monetize them proactively as new vehicles are sold based on standing arrangements with buyers of such credits, typically as close as possible to the production and delivery of the vehicle or changes in regulation impacting the credits.

The discussion about automotive gross margins has also been updated in our Form 10-K for the year ended December 31, 2021 to include the following language when discussing our gross margin changes (with the relevant addition from the prior year Form 10-K underlined):

Gross margin for total automotive increased from 25.6% in the year ended December 31, 2020 to 29.3% in the year ended December 31, 2021. The increase was primarily due to favorable changes in sales and production mix of Model 3 and Model Y as Gigafactory Shanghai has ramped in capacity. The average Model 3 and Model Y costs per unit have decreased significantly due to localized procurement and manufacturing in China despite rising raw material, commodity, logistics and expedite costs. Additionally, our Model Y gross margin has benefitted from shared manufacturing of Model 3 and learnings from the scaling of past products. These increases were partially offset by a decrease of $115 million in sales of regulatory credits, which have negligible incremental costs associated with them.

In addition, we have and will continue to update our discussion in future filings further to specifically cover the changes in regulatory credits revenue in each respective period.

We respectfully submit that the addition of the elements included above provides investors with the information necessary and further context to determine the impact of the recognition of regulatory credit revenues.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 946-6441.

Sincerely,
/s/ Xuehui Cassie Zhang
Xuehui Cassie Zhang
Managing Counsel

cc:	Zachary J. Kirkhorn, Chief Financial Officer

Vaibhav Taneja, Chief Accounting Officer